ELEBRATING 10 YEARS OF PROGRESS

ANNUAL REPORT 2006

PROFILE

Century Aluminum Company's base primary aluminum capacity will stand at 785,000 tonnes per year by the end of 2007. At that time, the second-phase expansion of the Nordural plant at Grundartangi, Iceland, shown here, will be completed. The plant's total capacity then will be 260,000 tonnes.

In the United States, the company also owns and operates a 244,000 tonne reduction plant at Hawesville, KY and a 170,000 tonne plant at Ravenswood, WV. The company owns a 49.67-percent interest in a 224,000 tonne reduction plant at Mt. Holly, SC. Alcoa, Inc. owns the remainder and is the operating partner.

In addition, Century holds a 50-percent share in the 1.2 million tonne Gramercy Alumina refinery at Gramercy, LA, along with related bauxite assets in Jamaica.

The company's corporate headquarters are in Monterey, CA.





GROWTH, EXCELLENCE AND OPERATIONAL RESPONSIBILITY

Since its founding 10 years ago, Century Aluminum Company has progressed steadily from being a comparatively small, integrated, domestic producer of flat-rolled aluminum sheet and plate to a significant, global, integrated producer of primary aluminum.

This progression was achieved against the flow of large-scale consolidation among many of the world's largest metals and mining companies, and the closing of about 40 percent of the primary aluminum capacity in the United States.

The strategies that guided Century's transformation and that are enabling its participation in the burgeoning world market for aluminum are to:

- Expand and diversify Century's asset base
- Reduce our per-unit production costs through operating excellence, investment and global positioning
- Promote a corporate culture that demands continuous attention to protecting employee health and safety and the environment

This year's report cites some of the significant actions taken in 2006 by the company in support of these strategies.

CELEBRATING 10 YEARS OF PROGRESS

Dear Shareholder:

In 2006, we celebrated our tenth year as a public company. It was an outstanding year. Supported by strong aluminum fundamentals and robust markets, we delivered record results and achieved notable milestones.

Among the year's highlights:

- Primary aluminum shipments increased over 10 percent from 2005 levels to a record 680,000 tonnes.
- Production at Hawesville was the highest in the plant's 36-year history.
- Ravenswood production, which was impacted by a labor-related potline shutdown in August, is now back at full operation.
- Revenues increased 38 percent from the prior year to a record $1.56 billion.
- Net cash provided by operating activities was a record $185 million, up over 37 percent from 2005.
- Operating income was a record $309 million, an increase of over 140 percent from 2005.
- Average price realizations in the United States of $1.09 per pound reflected a 27 percent increase from 2005.
- The Nordural expansion from 90,000 to 220,000 tonnes was completed at year-end, on schedule and on budget. Century also initiated a further expansion to 260,000 tonnes which will be completed by the end of 2007.
- A memorandum of understanding for long-term geothermal energy was signed for a proposed greenfield project at Helguvik, Iceland.
- Multiyear labor contracts with the United Steelworkers were ratified at the Hawesville and Ravenswood reduction plants.

Robust Aluminum Fundamentals

Strong metal prices averaging $2,570 per tonne underpinned our record financial performance in 2006.

Global industrial production grew six percent in 2006 while aluminum demand increased by seven percent. Aluminum consumption in 2006 was 2.3 million tonnes greater than in 2005. Nearly two-thirds of this increase occurred in China – the world's largest consumer of aluminum.



Logan W. Kruger and Craig A. D

Industrial production in China grew almost 17 percent while aluminum demand grew by over 20 percent. Aluminum demand growth in China is being driven by rapid economic expansion and the fact that per-capita aluminum usage is still only about one-quarter of that in developed countries.

Chinese aluminum production in 2006 rose over 18 percent from 2005 levels, in part due to reactivation of idled capacity and accounted for some 27 percent of global output. While Chinese demand will continue to climb, much of the country's viable capacity is already operating.

Outside of China, world supply increased much more modestly, at less than two percent. In the United States and Europe, there have been several announcements of potential capacity restarts and delayed plant closures. These higher-cost facilities should be able to operate in the current strong price environment, but they remain at risk longer term, especially where long-term power at affordable rates is not available.

Continued Growth in Iceland

In early October, we celebrated a significant milestone by completing the process of energizing all of the cells in our 130,000 tonne expansion at Nordural. The expansion, which was initiated almost immediately after Century acquired the 90,000 tonne Icelandic facility in April 2004, was completed on schedule and budget. By year-end, the plant was producing at full capacity of 220,000 tonnes. Special recognition must be given to our Icelandic workforce and the Icelandic engineering team that successfully completed this significant project while maintaining their focus on the safety and productivity of our ongoing operations. We also wish to thank the Icelandic government, contractors, suppliers and power providers for their support and cooperation.

Another growth milestone was achieved in April when we received a commitment from Landsvirkjun, Iceland's national power company, to deliver short-term excess electrical energy to Nordural. This will enable us to accelerate the further expansion of the Grundartangi plant to 260,000 tonnes by year-end, 2007.

In June, we achieved yet another Icelandic growth milestone when we signed a memorandum of understanding with Iceland's two major geothermal power producers, Hitaveita Sudurnesja and Orkuveita Reykjavikur, to purchase electrical energy for our new aluminum reduction project to be located near Helguvik, approximately 30 miles (48 kilometers) from the city of Reykjavik.

Management Succession

During 2006 we successfully completed the transition to a new senior management team, comprised of Logan Kruger, president and chief executive officer, Mike Bless, executive vice president and chief financial officer, and Bob Nielsen, executive vice president, general counsel and secretary. In addition, we increased the responsibilities of Steve Schneider, senior vice president, controller and chief accounting officer, and Giulio Casello, senior vice president - business development. The management succession that occurred in 2006 was significant and we continue to be very pleased with the dedication and performance of the new leadership team.

On March 1, 2007, Wayne Hale joined our team as executive vice president and chief operating officer. He succeeds Jack Gates who is retiring after seven years of distinguished service to the company. We also promoted our treasurer, Shelly Lair, to vice president.

Plant Operations

Significant milestones and excellent performance also characterized our operations in the United States. Labor contracts were secured with the United Steelworkers at both of our reduction facilities operated in the United States – a four-year agreement at Hawesville was ratified in May and a three-year agreement at Ravenswood was reached in August.

A major competitive challenge that we face in the United States is to continually improve the performance of our mature assets. In this context it is notable that our 36-year old facility at Hawesville set new plant records in 2006 in terms of production, safety and labor efficiency.

During the Ravenswood labor negotiations one of the plant's four potlines was shutdown as a result of the union's notice to strike. Our Ravenswood employees did an exceptional job of bringing the plant back up to full production quickly and safely. Ravenswood, the oldest operating aluminum reduction facility in the United States, will celebrate its 50th anniversary this year. We wish to congratulate and recognize Plant Manager Ron Thompson and his team for their ongoing dedication to competitiveness and safety.

As we mentioned in last year's letter, energy costs are our most significant challenge in the United States and we are continuing to pursue constructive and creative long-term solutions. At Ravenswood, we signed an amendment to our power contract for a rate that floats with world aluminum prices. While we share some upside with our power provider during periods of high aluminum prices, the



 Century shipped a record 680,000 tonnes of primary aluminum in 2006.

contract provides downside protection in the event of less robust markets. We continue to actively seek long-term solutions for our power requirements at the Hawesville plant and for the energy surcharges being imposed at Mt. Holly.

Support and Help from Many

Lastly and most importantly, we would like to recognize all of our colleagues at Century for their overriding commitment to operate our facilities safely, effectively and in the best interests of our company and its shareholders. We also wish to thank our directors and our corporate staff for their hard work and dedication. We appreciate the continued support of our shareholders, customers, suppliers and the many others who worked to make 2006 a successful year for Century Aluminum.

Sincerely,

Craig A. Davis
Chairman of the Board

Logan W. Kruger
President and Chief Executive Officer

March 20, 2007

GROWTH AND DIVERSIFICATION

Rodded anode capacity at Nordural more than doubled to 2,200 anodes a week in 2006. Team members included, from left: Jon Saemundsson, operator; Benedikt Holm Hauksson, operator; Junius Gudjonsson, supervisor; Gudjon Gudmundsson, shift leader; and Valmundur Amason, electrician.




ERLA



Casting capacity at Nordural was increased by 130,000 tonnes a year as part of the overall plant expansion. Two furnaces and a casting machine were installed. The Casthouse team includes, from left: Valdimar Magnusson, shift leader; Pall Eggert Olason, general foreman; and Garry Hurst, operator.


NORÐURÁL

President and Chief Executive Officer Logan W. Kruger at the dedication of the Nordural expansion



Chairman Craig A. Davis addresses employees, government officials, the press and guests at the dedication of the Nordural expansion on October 2, 2006.



THE COMPANY MADE SIGNIFICANT PROGRESS IN GROWTH AND DIVERSIFICATION.

METAL PRODUCTION

The expansion of the Nordural plant in Iceland from 90,000 to 220,000 tonnes was completed on schedule and budget in the fourth quarter of 2006.

The expansion project required notable achievements among many individual departments. For example:

- Rodded anode capacity at Nordural was more than doubled to 2,200 anodes a week in 2006. A new furnace was installed in the Rod Shop to facilitate the increased number of anode rods being installed onto imported anodes.
- From February to October, the Potroom Team safely and efficiently commissioned 260 new reduction cells.
- Two furnaces and a casting machine were added to the Casthouse to cast the additional 130,000 tonnes of metal now being produced at Nordural.

Shipments also grew from incremental increases in metal production at existing plants through operating improvements and technical upgrades. Hawesville (KY) Operations, for instance, recorded an outstanding performance producing over 250,000 tonnes of metal, the highest in its 36-year history. Three diagnostic tools helped drive this performance: one to identify and measure key indicators of performance; a second to plan and schedule preventive and productive maintenance; and a third to identify bottlenecks and install controls to eliminate or reduce their impact on efficiency.

Century has maintained high levels of operating excellence throughout its 10-year history. The company's accomplishments have come from its employees and their thorough knowledge and understanding of the production process, and carefully selected projects that produce high returns from comparatively small capital investments.

OPERATING EXCELLENCE

ANODE PRODUCTION AND CASTING

Noteworthy productivity and cost-saving gains were made in 2006 in anode production and ingot casting.

As part of the electrolytic process, calcined petroleum coke anodes carry electricity into the production cells. The anodes are produced in large presses or vibra-formers and then baked in large brick-lined furnaces. Anode quality affects both production cost and metal quality.

The Hawesville plant enhanced anode production by upgrading process controls to improve quality. These improvements increased aluminum purity and subsequent price realizations on metal sales. The improvements also reduced carbon consumption and substantially lowered the carbon component of metal production costs.

At Ravenswood, two 2,500-ton hydraulic presses produce approximately 900 anodes a day. A change in the quality of purchased raw materials required modifications to these presses to maintain anode quality. Plant Engineering and Departmental Maintenance modified the presses to reduce pressure variation, to allow a hold time when the anode is pressed and to allow for multiple presses at variable pressures for the same anode.









An automated sow caster completed its first full year of operation at Hawesville in 2006. It has reduced casting costs and improved safety, handling, shipping and inventory functions. Mark Durant, Casthouse supervisor, is shown at the new unit.





By-passing a failed rectifier with a "jumper" system prevented several million dollars in lost metal production and restart costs at Ravenswood Operations. Members of the team of Rectifier Operator Maintainers were from left: Clarence Might; Bill Johnson; Bruce Johnson; Milford Jordan; Bruce Hargraves, electrical utilities supervisor; and Roy Hannum.





Carbon plant improvements at Hawesville resulted in higher quality anodes that raised metal purity further. Members of the Anode Improvement Team were, from left: Mike Shouse, green mill general supervisor; Paul Sprinkle, carbon bake general supervisor; Kim McManaway, rod room supervisor; Lisa Hendricks, carbon bake supervisor; Jim Sparks, rod room general supervisor; Mike Robinette, carbon area manager; and Mike Ferguson, green mill operator.



Line 3 at Ravenswood was restarted safely in only 84 days after an orderly labor-related shutdown. Ninety-four percent of the cells restarted without being rebuilt. Members of the team were from left: Kyle Pearson, restart coordinator; Chris Smith (front) cell operator; Jeremy Burdette, cell operator; Craig Lightle, technical restart coordinator; Patty Jones, bath tapper; Mike Moore, blast coordinator; Scott Carte, blast coordinator; Carl Groves, bath tapper; Jamie Cottrill, room supervisor; and Robert Shockey, cell operator.



St. Ann Bauxite invested $14 million in 2006 to upgrade its mining equipment and rolling stock, producing a 15 percent improvement in ore mined per employee. Lorenzo Wisdom, haultruck operator, is shown at a new bauxite-carrying vehicle.



Anode Quality at Ravenswood Rose following modifications to the Green Carbon Plant's two 2,500-ton presses that turn out about 900 anodes a day. Members of the Green Carbon Team were: Roger Linkous, supervisor; Dewain Titus, operator; Rick Moore, finish carbon general supervisor; Terry Moles, carbon maintenance general supervisor; Kiley Pepper, millwright; and Colby Pepper, millwright.



The Hawesville plant also completed its first full year of operation of a new automated sow casting line. The equipment provides a safer work environment and significantly reduces casting cost. The caster also interfaces with the plant's enterprise software system, enabling more efficient handling, shipping and inventory management.

REDUCTION OPERATIONS

One of four reduction lines at Ravenswood underwent an orderly shutdown on July 31 as a result of operating uncertainties associated with negotiations of a new labor contract. Within four days a new agreement was reached and ratified and restart preparations began a day later. The restart was completed safely and successfully on September 19, after only 84 days with 94 percent of the cells operating without being rebuilt.

As Line 3 at Ravenswood was being restarted, an electrical rectifier on Line 2 failed due to overheating. A maintenance feeder, in use on the Line 3 restart, was not available to repair the rectifier. A decision was made to by-pass the rectifier with a "jumper" system that had been designed and fabricated at the plant.

A team of rectifier operator maintainers quickly installed the by-pass jumpers and Line 2 resumed production in little more than an hour – preventing lost metal production and restart costs from an unplanned shutdown.

BAUXITE MINING

Satellite imagery is being used at St. Ann Bauxite in Jamaica, Century's 50-percent owned bauxite mining subsidiary, to identify new bauxite deposits. The chemical composition of bauxite deposits is detected as a distinctive color in the infrared band of the electro-magnetic spectrum. At the same time, ground penetrating radar is used to quantify the bauxite contained in the identified deposits.

On the ground, St. Ann Bauxite invested $14 million in 2006 to significantly upgrade its mining equipment and rolling stock. The investment resulted in a 15 percent improvement in the amount of ore mined per employee.

Satellite imagery is being used to locate new deposits at Century's 50-percent owned St. Ann Bauxite in Jamaica. The Satellite Imagery team consists of Bryan Murray, mine technical planner, Tanya Hay, satellite imagery expert, and Tina Shea-Myrie, mine geologist.

Job tasks are evaluated at Hawesville Operations to minimize and eliminate muscular-skeletal injuries. Robbie Adams, cell operator, left, is shown during a job task appraisal by Ben Stanford, a consulting physical therapist.


better to lose a minute in life
rather than to lose
life in a minute
Work Safely
Work Safely
Work Safely

OPERATION

The defibrillator in the Machine Shop at Gramercy Alumina helped stabilize a cardiac incident experienced during working hours by Jimmy Brock, left. He was treated by fellow employee and first responder Danny Aucoin, right, until a Medical Emergency team arrived. Defibrillators are located throughout the plant.

AL RESPONSIBILITY



SAFETY

Century's overall employee health and safety performance improved in 2006.

The improvement follows a continuing effort to make safety a priority and team effort between the company and its people. In addition, substantial capital investments have been made in projects to maintain safety compliance, eliminate safety hazards and achieve best practice standards.

Hawesville Operations scored the best safety performance among Century-operated plants in 2006. The plant's Total Case Incident Rate (TCIR) was reduced five-fold from the average over the past five years. TCIR is the generally accepted measure used to report workplace injuries. It is defined as the average number of work-related injuries incurred by 100 workers during a one-year period.

The plant also instituted an ergonomics program to monitor and remediate muscular-skeletal injuries resulting from the performance of job tasks. Professional physical therapists regularly visit the plant to treat injuries, evaluate job tasks and appraise the likelihood of future injuries. They recommend corrective actions, ranging from working positions to tool selection.

Gramercy Alumina, Century's 50-percent owned alumina refinery in Louisiana, also recorded an outstanding safety performance in 2006. The plant ranked as the safest alumina refinery in the United States as measured by the Mine Safety and Health Administration.


SAFETY
FIRST
BE

The Machine Shop at Gramercy Alumina completed 2006 without a single recordable injury – a noteworthy accomplishment in industrial safety.

St. Anne Bauxite mining pit being restored in Jamaica



THE ENVIRONMENT

The mining, refining and reduction processes used to produce primary aluminum require close monitoring, remediation responses and substantial capital investments to limit their impact on the environment.

At St. Ann Bauxite in Jamaica, 656 hectares (1620 acres) of restored bauxite mining pits were certified between 2004 and 2006. More than 250 hectares (618 acres) were restored in 2006 – the largest area restoration in the history of the company and the local bauxite/alumina industry.

St. Ann Bauxite also has a wide-ranging program to remove dust from its process stream and monitor job conduct to ensure best work practices to minimize dust. Both equipment and work practices are electronically monitored using an on-line form that supervisors submit after each shift. Similarly stringent measures are used to protect water quality and manage hydrocarbons and solid and hazardous waste.





Bauxite loading facility at Discovery Bay, Jamaica

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for each of the last five fiscal years. The selected consolidated historical balance sheet data and the selected consolidated statement of operations data is derived from our consolidated financial statements audited by Deloitte & Touche LLP available in our Annual Reports on Form 10-K filed with the Securities and Exchange Commission. Our selected historical results of operations include:

- the results of operations from the remaining 20% interest in Hawesville since we acquired it in April 2003;
- the results of operations from Nordural since we acquired it in April 2004;
- our equity in the earnings of our joint venture investments in Gramercy Alumina LLC and St. Ann Bauxite Ltd. since we acquired an interest in those companies in October 2004; and
- the results of operations from our 130,000 mtpy expansion of Nordural which became fully operational in the fourth quarter of 2006.


Listed
COMPANY
YEAR ANNIVERSARY
NASDAQ

Our results for these periods and prior periods are not fully comparable to our results of operations for fiscal year 2006 and may not be indicative of our future financial position or results of operations. The information set forth below should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" in our Annual Report on Form 10-K for 2006.

	Year Ended December 31,				
	2006(1)	2005(2)	2004(3)	2003(4)	2002
	(in thousands, except per share data)				
Net sales revenue	$1,558,566	$1,132,362	$1,060,747	$782,479	$711,338
Gross profit	348,522	161,677	185,287	43,370	20,360
Operating income	309,159	126,904	160,371	22,537	4,577
Income (loss) before cunulative effect of change in accounting principle	(40,955)	(116,255)	33,482	3,922	(18,443)
Net income (loss)	(40,955)	(116,255)	33,482	(1,956)	(18,443)
Earnings (loss) per share:					
Basic and Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$(1.26)	$(3.62)	$1.14	$0.09	$(0.99)
Cumulative effect of change in accounting principle	-	-	-	(0.28)	-
Net income (loss) per share	$(1.26)	$(3.62)	$1.14	$(0.19)	$(0.99)
Dividends per common share	$0.00	$0.00	$0.00	$0.00	$0.15
Total assets	$2,185,234	$1,677,431	$1,332,553	$804,242	$763,751
Total debt (5)	772,251	671,901	524,108	344,125	329,667
Long-term debt obligations (6)	559,331	488,505	330,711	336,310	321,852
Other information:					
Shipments – Primary aluminum:					
Direct shipment pounds (000)	1,152,617	1,153,731	1,179,824	1,126,542	1,049,295
Toll shipment pounds (000) (7)	346,390	203,966	138,239	-	-
Average LME per pound	$1.166	$0.861	$0.778	$0.649	$0.612
Average Midwest premium per pound	$0.055	$0.056	$0.068	$0.037	$0.041
Average realized price per pound:					
Direct shipments	$1.09	$0.86	$0.83	$0.69	$0.68
Toll shipments	$0.88	$0.67	$0.62	-	-



(1) Income (loss) before cumulative effect of change in accounting principle and Net income (loss) include an after-tax charge of $241.7 million, or $7.19 per diluted share for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting and by a gain on the sale of surplus land.

(2) Income (loss) before cumulative effect of change in accounting principle and Net income (loss) include an after-tax charge of $198.2 million, or $6.17 per diluted share for mark-to-market losses on forward contracts that do not qualify for cash flow hedge accounting.

(3) Income (loss) before cumulative effect of change in accounting principle and Net income (loss) include an after-tax charge of $30.4 million, or $1.06 per diluted share for a loss on early extinguishment of debt.

(4) We adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations" on January 1, 2003. As a result, we recorded a one-time, non-cash charge of $5,878, for the cumulative effect of a change in accounting principle.

(5) Total debt includes all long-term debt obligations and any debt classified as short-term obligations, including, current portion of long-term debt, the industrial revenue bonds ("IRBs") and the 1.75% convertible senior notes, excluding any outstanding preferred stock.

(6) Long-term debt obligations are all payment obligations under long-term borrowing arrangements, excluding the current portion of long-term debt.

(7) Nordural completed a 130,000 mtpy capacity expansion in the fourth quarter of 2006.



The following table sets forth, for the periods indicated, the shipment volumes and the average sales price per pound shipped:

	Primary Aluminum					
	Direct (1)			Toll (2)(3)		
	Tonnes	Pounds (000)	$/Pound	Tonnes	Pounds (000)	$/Pound
2006						
Fourth Quarter	131,041	288,895	$1.12	50,634	111,630	$0.90
Third Quarter	126,810	279,568	1.07	42,788	94,331	0.86
Second Quarter	132,590	292,311	1.12	39,125	86,255	0.90
First Quarter	132,378	291,843	1.03	24,573	54,174	0.83
Total	522,819	1,152,617	$1.09	157,120	346,390	$0.88
2005						
Fourth Quarter	132,712	292,581	$0.88	23,302	51,372	$0.69
Third Quarter	129,555	285,619	0.83	23,435	51,665	[illegible]
Second Quarter	130,974	288,748	0.86	23,025	50,761	0.67
First Quarter	130,083	286,788	0.88	22,756	50,168	[illegible]
Total	523,324	[illegible]	[illegible]	92,518	203,966	[illegible]
2004						
Fourth Quarter	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Third Quarter	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Second Quarter	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
First Quarter	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Total	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

(1) Direct shipments [illegible]

(2) [illegible] expansion capacity [illegible] tonnes was [illegible]

(3) [illegible]



DIRECTORS

Jarl Berntzen, 40,
managing director-mergers and acquisitions, ThinkEquity Partners LLC. Senior vice president, Barrington Associates, LLC, from 2005 to 2006. Founder, Berntzen Capital Management, LLC from 2003 to 2005. Managing Director of Providence Capital, Inc. from 2002 to 2003. Joined Goldman Sachs & Co. in 1991 and named vice president in 1998.

John P. O'Brien, 65,
director of Preformed Line Products Company since 2001. Director of Oglebay Norton Company since 2003. Chairman of Allied Construction Products since 1993. Managing director of Inglewood Associates Inc. since 1990. Director of International Total Services, Inc. from 1999 to 2003. Chairman and CEO of Jeffrey Mining Products L.P. from 1995 to 1999. Member of the board of trustees of Saint Luke's Foundation of Cleveland Ohio.

Logan W. Kruger, 56,
president and CEO of Century Aluminum Company since 2005. President, Asia / Pacific of Inco Ltd. from September 2005 to November 2005. Executive vice president of Inco Ltd. from 2003 to 2005. CEO of Anglo American Chile Ltda., from 2002 to 2003. President and CEO of Hudson Bay Mining & Smelting Company Ltd. from September 1996 until June 2002.

Craig A. Davis, 66,
chairman of Century Aluminum Company since 1995. Chairman and CEO of Century Aluminum from 1995 to 2002 and 2003 to 2005. Director of Glencore International AG since 1993 and an executive of Glencore from 1990 to 1996.

Robert E. Fishman, 55,
executive vice president of Calpine Corporation since 2001. President of PB Power, Inc. from 1998 to 2001.

Jack E. Thompson, 57,
director of Rinker Group Ltd. since 2006. Director of Tidewater Inc. since 2005. Director of Phelps Dodge Cor from 2003 - 2007. Director of Stillwater Mining Co. from 200 2006. Vice Chairman of Barric Gold Corporation from 2001 t 2005. Chairman and CEO of Homestake Mining Company form 1998 to 2001. Member of th advisory board of Resource Capital Funds III, LLP since 2002. Member of the Industry Advisory Counsel for the College of Engineering at the University of Arizona since 2002.



Peter Jones (not shown) joined the Century Board on March 20, 2007.

John C. Fontaine, 75, lead director of Century Aluminum Company since 2005. Counsel to the New York law firm of Hughes Hubbard & Reed LLP since 2000 and partner from 1997 to 1999. President of Knight-Ridder, Inc. from 1995 to 1997. Chairman of the board of trustees of the National Gallery of Art since September 2006 and a trustee since 2003. Director of Salzburg Seminar since 2002. Chairman of the Samuel H. Kress Foundation from 1991 to 2006 and a trustee from 1975 to 2006.



Willy R. Strothotte, 62, chairman of Glencore International AG since 1994. CEO of Glencore from 1993 to 2001. Chairman of Xstrata AG since 1990. Director of Minara Resources Ltd. Since 2000.



OFFICERS



Logan W. Kruger
President, Chief Executive Officer and Director



Michael A. Bless
Executive Vice President and Chief Financial Office



Robert R. Nielsen
Executive Vice President, General Counsel and Secretary



Jack Gates*
Executive Vice President and Chief Operating Office



Steve Schneider
Senior Vice President, Chief Accounting Officer and Controller



Giulio Casello
Senior Vice President of Business Development



Peter C. McGuire
Vice President and Associate General Counsel



Shelly Lair
Vice President and Treasurer

Wayne Hale (not shown) succeeded Jack Gates as Chief Operating Officer on March [illegible], 2007

PERFORMANCE

The following line graph compares Century Aluminum Company's cumulative total return to stockholders with the cumulative total return of the S&P Composite Index and Hemscott Inc.'s Aluminum Group Index during the period from December 31, 2001 through December 29, 2006. These comparisons assume the investment of $100 on December 31, 2001 and the reinvestment of dividends.

Century Aluminum Company
Comparison of Cumulative Total Return to Stockholders
December 31, 2001 through December 29, 2006



DOLLARS
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
Century Aluminum Company
Hemscott Group Index
S & P Composite

	12/31/01	12/31/02	12/31/03	12/31/04	12/30/05	12/29/06
S&P Composite Index	100.0	77.90	100.25	111.15	116.61	135.03
Hemscott Aluminum Group Index	100.0	70.64	121.86	111.63	106.60	122.12
Century Aluminum Company	100.0	56.22	144.23	199.24	198.86	338.77

CORPORATE INFORMATION

Corporate Headquarters

Century Aluminum Company
2511 Garden Road, Building A
Monterey, CA 93940

Inquiries

Shareholders, security analysts, investors and others may contact the company at the above address or as indicated below:

In the United States
Toll Free 1 - 888 - 642 - 9300

Outside the United States
Call Collect 1 - 831 - 642 - 9300

Website: www.centuryaluminum.com

Documents Available

The Annual Report Form 10 - K filed with the Securities and Exchange Commission and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the addresses or telephone numbers above.

Electronic versions of these documents also are available on the company's website

Stock Transfer Agent

Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312 - 360 - 5375
Fax 312 - 601 - 4335

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Stock Trading Information

Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX

2006	High	Low
First Quarter	44.50	26.14
Second Quarter	56.57	31.28
Third Quarter	39.16	29.60
Fourth Quarter	47.34	30.31

Design:
E.W. Greco/Associates · Carmel, CA

Photography:
Gunnar Svanberg Skulason · Iceland
Gary W. Kellner · Cleveland, OH
Tom O'Neal · Carmel Valley, CA

ALUMINUN

END